EXHIBIT 99.1

Volvo Invitation to Press and Teleconference

GOTEBORG, Sweden, April 18, 2005 (PRIMEZONE) -- Volvo hereby invites the media to a press conference on Monday, April 25 in conjunction with the release of the Volvo Group's report on the first quarter 2005.

  Time: 10.00 hrs CET
 Place: Sparvagnshallarna Birger Jarlsgatan 57 A 113 81
        Stockholm Tel +46 8 15 22 44

Volvo will be represented at the press conference by CEO Leif Johansson, among other Volvo executives. Volvo's report is scheduled to be released at about 7:30 a.m. CET on April 25. The press conference will be webcast via Internet on www.volvo.com and it will also be possible to participate and ask questions via telephone. For those who wish to participate in the press conference by telephone, please call +44 (0)20 7784 1020 (UK), +1 718 354 1157 (US) or +46(0)8 5876 9446 (Sweden) 5-10 minutes prior to the start.

Analyst tele conference 15.00 PM CET

The same numbers as for the press conference apply (see above). If there is a problem with connecting to one of the phone numbers please use one of the others. The tele conference will be webcast on www.volvo.com. To download the presentation please go to www.volvo.com. For replay please go to www.volvo.com under investors.

Welcome!

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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COMTACT:
AB Volvo Media Relations
Marten Wikforss
+46 31 66 11 27/ +46 705 59 11 49